Item 26. Exhibit (h) i. a. 3.

ADMINISTRATIVE SERVICES FOR

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)

INSURER shall provide certain administrative services respecting the operations of the Fund, as set forth below. This Schedule, which may be amended from time to time as mutually agreed upon by INSURER and INVESCO, constitutes an integral part of the Agreement to which it is attached. Capitalized terms used herein shall, unless otherwise noted, have the same meaning as the defined terms in the Agreement to which this Schedule relates.

A.	Records of Portfolio Share Transactions; Miscellaneous Records

1.        INSURER shall maintain master accounts with the Fund, on behalf of each Portfolio, which accounts shall bear the name of INSURER as the record owner of Portfolio shares on behalf of each Separate Account investing in the Portfolio.

2.        INSURER shall maintain a daily journal setting out the number of shares of each Portfolio purchased, redeemed or exchanged by Contract owners each day, as well as the net purchase or redemption orders for Portfolio shares submitted each day, to assist INVESCO, the Fund and/or the Fund’s transfer agent in tracking and recording Portfolio share transactions, and to facilitate the computation of each Portfolio’s net asset value per share. INSURER shall promptly provide INVESCO, the Fund, and the Fund’s transfer agent with a copy of such journal entries or information appearing thereon in such format as may be reasonably requested from time to time. INSURER shall provide such other assistance to INVESCO, the Fund, and the Fund’s transfer agent as may be necessary to cause various Portfolio share transactions effected by Contract owners to be properly reflected on the books and records of the Fund.

B.	Order Placement and Payment

1.        INSURER shall determine the net amount to be transmitted to the Separate Accounts as a result of redemptions of each Portfolio’s shares based on Contract owner redemption requests and shall disburse or credit to the Separate Accounts all proceeds of redemptions of Portfolio shares. INSURER shall notify the Fund of the cash required to meet redemption payments.

2.        INSURER shall determine the net amount to be transmitted to the Fund as a result of purchases of Portfolio shares based on Contract owner purchase payments and transfers allocated to the Separate Accounts investing in each Portfolio. INSURER shall transmit net purchase payments to the Fund’s custodian.

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C.	Accounting Services

INSURER shall perform miscellaneous accounting services as may be reasonably requested from time to time by INVESCO, which services shall relate to the business contemplated by the Participation Agreement between INSURER and the Fund, as amended from time to time. Such services shall include, without limitation, periodic reconciliation and balancing of INSURER’s books and records with those of the Fund with respect to such matters as cash accounts, Portfolio share purchase and redemption orders placed with the Fund, dividend and distribution payments by the Fund, and such other accounting matters that may arise from time to time in connection with the operations of the Fund as related to the business contemplated by the Participation Agreement.

D.	Reports

INSURER acknowledges that INVESCO may, from time to time, be called upon by the Fund’s Board of Trustees (“Board”), to provide various types of information pertaining to the operations of the Fund and related matters, and that INVESCO also may, from time to time, decide to provide such information to the Board in its own discretion. Accordingly, INSURER agrees to provide INVESCO with such assistance as INVESCO may reasonably request so that INVESCO can report such information to the Fund’s Board in a timely manner. INSURER acknowledges that such information and assistance shall be in addition to the information and assistance required of INSURER pursuant to the Fund’s mixed and shared funding SEC exemptive order, described in the Participation Agreement.

INSURER further agrees to provide INVESCO with such assistance as INVESCO may reasonably request with respect to the preparation and submission of reports and other documents pertaining to the Fund to appropriate regulatory bodies and third party reporting services.

E.	Fund-related Contract Owner Services

INSURER agrees to print and distribute to Contract owners with Contract value allocated to Portfolio shares (“Contract Owners”), in a timely manner, prospectuses, statements of additional information, supplements thereto, periodic reports and any other materials of the Fund required by law or otherwise to be given to Fund shareholders, provided, that with respect to proxy materials, notwithstanding any other arrangements between INSURER and INVESCO, INSURER shall bear the expenses associated with (i) text composition, printing, mailing, distributing, and tabulating proxy materials, including voting instruction solicitation materials, sent to Contract Owners with respect to proxy solicitations related to the Separate Account or related to matters requested by INSURER and agreed to by the Fund, (ii) making typesetting and other customization changes to Fund proxy materials, which changes are requested by INSURER and agreed to by the Fund, and (iii) mailing and distributing Fund proxy materials to Contract Owners. INSURER further agrees to provide telephonic support for Contract Owners, including, without limitation, advice with respect to inquiries about the Fund and each Portfolio thereof (not

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including information about performance or related to sales), communicating with Contract Owners about Fund (and Separate Account) performance, and assisting with proxy solicitations, specifically with respect to soliciting voting instructions from Contract Owners.

F.	Miscellaneous Services

INSURER shall provide such other administrative support to the Fund as mutually agreed between INSURER and INVESCO or the Fund from time to time. INSURER shall, from time to time, relieve the Fund of other usual or incidental administrative services of the type ordinarily borne by mutual funds that offer shares to individual members of the general public.